December 14, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Attention:	Mr. Stephen Kim, Assistant Chief Accountant
Mr. Lyn Shenk, Branch Chief

Re:	Ryder System, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File Number: 001-04364

Dear Messrs. Kim and Shenk:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated December 3, 2020, to Ryder System, Inc. (the “Company”), relating to the review of the Company’s Form 10-K for the year ended December 31, 2019.

For your convenience, we have reproduced the Staff’s comment in italics preceding our response below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 7. Revenue Earning Equipment, page 94

1.We note that you disclose cost and accumulated depreciation for revenue earning equipment held for operating lease by product offering categories ChoiceLease and Commercial rental. We note your review of the estimated residual values and useful lives of revenue earning equipment is based on vehicle class, generally subcategories of trucks, tractors and trailers by weight and usage. We also note that in the second quarter of 2020, you lowered your estimated residual values primarily for your truck fleet, and to a lesser extent, your tractor fleet, effective April 1, 2020.

Please disclose balances and accumulated depreciation of major classes of revenue earning equipment held for operating lease at the balance sheet date. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.

Management Response:

The Company acknowledges the Staff’s comment and proposes to enhance the disclosures within the “Notes to Consolidated Financial Statements – Revenue Earning Equipment, Net”. We utilize our revenue earning equipment held for use to fulfill our operating leases under our ChoiceLease and Commercial Rental product lines.

In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, the Company will enhance the disclosure of cost and accumulated depreciation balances to include revenue earning equipment that are held for use based on the nature of the vehicle rather than its function. We have defined the major classes of revenue earning equipment as trucks, tractors and trailers, as these reflect the nature of our depreciable assets used to support our operating leases. As previously disclosed in our annual and quarterly filings, these classes are generally utilized to determine the computation of depreciation, based on similar useful lives and estimated residual values within each class. We disclose the following in our Form 10-K, which was referred to in the Staff’s comment, (emphasis added), “Our review of the estimated residual values and useful lives of revenue earning equipment is established with a long-term view…and is based on vehicle class, generally subcategories of trucks, tractors and trailers, by weight and usage, as well as other factors.” As our depreciation rates are calculated based on these vehicle classes, we believe that these appropriately represent the major classes of our assets utilized for the fulfillment of our operating leases. In addition, this definition of major classes of vehicle types is consistent with those presented in the vehicle counts included in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Full Year Operating Results by Business Segment – Fleet Management Solutions” of our Annual Report on Form 10-K.

For illustrative purposes, the Company has provided an example below of the disclosure that will be presented prospectively in our “Notes to Consolidated Financial Statements – Revenue Earning Equipment, Net” of the Form 10-K. The amounts as of December 31, 2020 will be included in the Form 10-K once they are available.

	Estimated Useful Lives	December 31, 2020			December 31, 2019
		Cost	Accumulated Depreciation	Net (1)	Cost	Accumulated Depreciation	Net (1)
	(in years)	(In thousands)
Held for use:
Trucks	3 — 7				$5,432,236	$(1,696,160)	$3,736,076
Tractors	4 — 7.5				7,859,371	(2,670,234)	5,189,137
Trailers	9.5 — 12				2,131,975	(808,798)	1,323,177
Held for sale					748,435	(569,161)	179,274
Total					$16,172,017	$(5,744,353)	$10,427,664
————————
(1)Revenue earning equipment, net includes vehicles under finance leases of $XX million, less accumulated depreciation of $XX million, as of December 31, 2020 and $12 million, less accumulated depreciation of $8 million, as of December 31, 2019.

Please do not hesitate to contact me at (305) 500-4290 with any questions you may have with respect to the foregoing.

Yours truly,
/s/ Cristina Gallo-Aquino
Cristina Gallo-Aquino
Senior Vice President and Controller
(Principal Accounting Officer)
cc: Robert Sanchez
Scott Parker
Bob Fatovic
Alena Brenner
(Ryder System, Inc.)

Catherine Clarkin
(Sullivan & Cromwell LLP)